Mail Stop 3561


								June 23, 2005


Daniel S. Laikin
Chief Executive Officer
10850 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90024

Re:	National Lampoon, Inc.
 	Amendment No. 2 to Registration Statement on Form SB-2
	Filed on May 31, 2005
 	File No. 333-123238

Dear Mr. Laikin:

      We have reviewed your filing, except for the financial statements, and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As discussed, please file on EDGAR a marked version of your last amendment. See Rule 472 of Regulation C.

Registration Statement Cover Page

2. Please remove note 3 to the fee calculation table or explain why it is still necessary. In this regard, we note you are no longer registering the underwriters warrants or the underlying common stock.

Prospectus Cover Page
3. We note your response to prior comment 2. Please disclose in the summary section that the underwriter`s agreement to conduct this offering is conditioned on your common stock being listed on the American Stock Exchange.

Inside Front and Outside Back Cover Pages of Prospectus
4. We note your response to prior comment 3. Please move the dealer delivery legend to the outside back cover page as required by Item 502 of Regulation S-B.

Prospectus Summary, page 1
Motion Picture and Television Programming, page 1
5. We note your response to prior comment 6. However, it remains unclear the extent of your development and production efforts. For example, how often do you provide "production services" versus produce made for television movies and programs? When you are given executive producer credit, are you in charge of the entire production or only certain aspects of production? Exactly what aspects of the production process are you responsible for? Would licensing your name constitute "production services?" Do you write original material or do you use existing material? Please summarize here and provide more detail elsewhere where appropriate to clarify for investors your role in development and production.

Home Entertainment, page 1

6. We reissue prior comment 7 in part. Please explain the extent of the writing and development you are to provide under these agreements. For example, are you required to develop original material or would your role entail more than adding the "National Lampoon" name to existing material? Are you also responsible for the production process under these agreements? What type of responsibilities do the third parties have under these agreements? Please revise accordingly.

Radio, page 1
7. Please disclose the extent of your "radio library."

Our Revenue Sources, page 2
8. We note your responses to prior comments 8 and 9. To better help investors quickly understand your most stable source of revenues, please reorder your list of revenue sources by amount of revenue contributed in the most recent period.

9. Refer to the bullet point for Motion Picture and Television Programming. It is not clear how often you earn revenues from participation in the profits of motion pictures, from license fees, and from contingent compensation of producer services. Please revise to briefly disclose here the frequency of these revenue sources and cross reference to additional detail of these arrangements in your MD&A section or Business section.

Strategic Objectives, page 3

10. Refer to the bullet point on page 4 relating to your radio network. Please disclose a timeline for the launch of the radio network here and in your MD&A section.

Going Concern Status, page 4
11. We reissue prior comment 5. You should clearly state that your auditor has issued a going concern option because there is substantial doubt regarding your ability to continue as a going concern or cross reference investors to this disclosure in the respective risk factor.
The Offering, page 5
12. Briefly explain the reason why the number of shares issuable as payment of dividends is undeterminable or cross-reference an appropriate section of the document.

Summary Financial Information, page 7
13. Include a footnote explaining why you have included Net Loss
Attributable to Shareholders.

Risk Factors, page 8
Certain events could result in a dilution of your ownership of our common stock, page 12

14. We note your proposed amendments to your Certificate of Incorporation and Certificate of Designations to effect changes to dividends for Series B and C convertible preferred stock. Please tell us the status of these amendments. Also, make the necessary updates to this and other sections of the document in future amendments and file your new certificates as exhibits.

Management`s Discussion and Analysis, page 24
National Lampoon Networks, page 24

15. We note your response to prior comment 16. Please supplementally provide us a copy of the report from The Springboard Company for our review. We may have further comments upon our review.
Business, page 33

16. Please disclose the material terms of the agreements you have filed as exhibits to this registration statement, including the agreements for which you have requested confidential treatment.

Motion Picture and Feature File, page 34

17. We note your response to prior comment 20. Please expand your disclosure to explain to investors how these types of arrangements operate.

Television Production, page 35
18. Please disclose what projects you have in development with Paramount.

Security Ownership of Certain Beneficial Owners, page 45
19. We note your response to prior comment 29. Please clarify to whom you are referring as the "Holders of Series B [and Series C]
Convertible Preferred Stock as a group." Also clarify why the percentage of ownership for these two series are not 100%.

Underwriting, page 54

20. Please tell us the status of the NASD`s review of your underwriter warrant compensation.

Item 26.  Recent Sales of Unregistered Securities, page II-2
21. We note your response to prior comment 37 and the changes made to your disclosure. Clarify whether the relevant issuances took place on April 18, 2005 or the dates as discussed in your response. Also, provide us with copies of the agreements, and any amendment or modifications thereto, to which you refer in your response.

Item 28. Undertakings, page II-6

22. Please revise your undertakings to conform to the language in
Item 512 of Regulation S-K.

Exhibits

23. Update your exhibit list to properly note which exhibits have been filed and which have not. For example, your Underwriting
Agreement has not yet been filed.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Mathew C. Bazley at (202) 551-3382, or me, at
(202) 551-3348 with questions.

Sincerely,


									Jennifer G. Williams
									Special Counsel


cc:	Via Facsimile: (310) 208-1154
      Mary Ann Sapone
      Richardson & Patel LLP
      10900 Wilshire Boulevard, Suite 500
      Los Angeles, CA 90024

??

??

??

??

National Lampoon, Inc.
June 23, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561
   DIVISION OF
CORPORATION FINANCE